UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated March, 2009

Commission File Number: 000-32359

MERIDIAN CO., LTD.
(Translation of registrant's name into English)

3F, Poonglim Tech-one BLDG, 273-10, Seongsu-Dong 2ga, Seongdong-Gu, Seoul Korea 133-120
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ x ]   Form 40-F [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

10.1	Exclusive Distribution Agreement dated March 9, 2009 with Aesthetic Derma Pro (portions of the exhibit have been omitted pursuant to a request for confidential treatment)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meridian Co., Ltd.
(Registrant)

Date: April 15, 2009	By:	/s/ Myeong, Hyeon-Seong

Myeong, Hyeon-Seong
	Title:	President